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June 1, 2010	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON’S CORDERO PROJECT DRILL HOLE C10-41 RETURNS 503 METERS OF PORPHYRY – TYPE MINERALIZATION

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to report a porphyry mineralization discovery hole, C10-41 in the Phase 2 drill program at the Cordero silver, gold, zinc, lead porphyry district located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.

Highlights include:

Hole C10-41 intersected disseminated and stockwork vein, porphyry-type mineralization over the entire hole (503.45 m total hole depth) where the hole was lost in highly broken and mineralized ground.  Long assay intervals confirm the bulk tonnage nature of the mineralization.  A highlight is 170 m grading 17.33 g/T Ag,  0.03 g/T Au,  0.638 % Zn, 0.438 % Pb (50.3 g/T Ag equivalent), which includes a higher grade interval of  66 m grading 28.4 g/T Ag, 0.033 g/T Au, 1.01 % Zn,  0.816 % Pb  (83.78 g/T Ag equivalent).

Table 1 lists the composited Ag, Au, Zn, Pb and calculated Ag equivalents assay intervals for hole C10-41.   True widths of mineralized intervals are unknown and drill hole lengths are reported. To illustrate the assay character and widespread mineralization, the complete C10-41 drill hole assay results are posted on the Levon website (www.levon.com).  Because of the bulk tonnage nature of the mineralization and it’s often gradational grade contacts, determining a realistic cut off grade for calculating meaningful composites in this exploration hole is problematic.  In bulk tonnage operations, cut off grades are calculated by complex equations that take into account all economic aspects of the operation.

Table 1.  Calculated drill hole assay composite values for drill hole C10-41

Composites are generally calculated on down hole assay breaks with 10 g/T Ag cut off.  True widths are unknown and only drill hole sample lengths are reported.  Silver equivalent (Ag Eq g/T) is calculated as gross metal value on the basis of the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound and lead at 90 cents per pound.

HoleID	From_m	To_m	Width_m	Ag_g/T	Au_g/T	Zn_%	Pb_%	AgEq_g/T	Note
C10-41	32	96	64	9.64	0.108	1.04	0.06	42.85
C10-41	130	138	8	21.23	0.091	0.10	0.22	50.76
C10-41	154	158	2	70.65	0.099	0.44	0.32	52.11
C10-41	172	280	108	19.67	0.019	0.78	0.31	52.64
C10-41	296	362	66	28.40	0.033	1.01	0.82	83.78	within:
C10-41	296	466	170	17.22	0.030	0.64	0.43	50.30
C10-41	494	503.45	19.45	9.42	0.030	0.12	0.60	15.27

Cordero Porphyry Target

Hole C10-41 is one of six Phase 2 core holes drilled in a geologic grid to offset porphyry mineralization discovered in Phase 1 (drill hole C09-8 press release of November 3, 2009).  Table 2 lists the Cordero Porphyry Target hole locations.  The current drill hole map, composite assays and drill cross sections in the Cordero Porphyry Target are posted on Levon’s website (www.levon.com).  Hole C10-41 is situated 1- km NE of the ongoing grid drilling in the Pozo de Plata Diatreme discovery (press releases of May 13 2010, April 07, 2010 & Nov 3, 2009).  .

Table 2.  Cordero Porphyry Target drill hole locations.

HolelD	Xm _GPS	Ym _GPS	Zm _GPS	TDm	Azimuth	Dip
C10-41	443338.1	3015240	1576.9	503.45	150	-60

The Cordero Porphyry Target consists of a series of nested, altered and mineralized igneous intrusive bodies, (stocks) that cluster within the eastern contact zone of the Cordero Felsic Volcanic Dome Complex, as revealed by recent remapping.  The stocks have associated Ag, Au, Zn, Pb surface rock chip and soil sample anomalies, and bonanza Ag vein underground workings from past and current small scale shaft mines that penetrate 80-100 m to the water table.  The stocks are thought  to be rooted in a larger mineralized igneous intrusive body at depth, between the Cordero Felsic Dome and the La Ceniza limestone roofed stock further to the northeast in the Cordero Porphyry Belt.  The projected deep intrusive body will be part of the focus of offset and exploration drilling now being planned as follow up to hole C10-41.

Phase 2 drilling began January 12, 2010 and 57 holes have been drilled to date (17,640 meters, with two holes in progress) to follow up on 2009 Phase 1 drill results (reported in news releases of May 13 2010, April 07, 2010 & Nov 3, 2009).  HD Drilling, Mazatlan, Mexico has two core rigs on site drilling 24 hours a day with other rigs at the ready.

Airborne Geophysics

Aeroquest of Mississauga, Ontario, Canada has completed data acquisition in a combined airborne magnetic, EM, and radiometrics survey that  covers the entire Cordero Porphyry Belt.  The Cordero Porphyry Belt trends northeast and includes six known mineralized intrusive centers, including three recently discovered diatreme complexes.  The Belt  is 15 km on strike, 3-5 km wide and is covered by  the Levon lands.  The survey was flown on 100 m north - south line centers with east - west tie lines.  The data is presently being compiled and processed for final interpretation.  The goal of the survey is to provide an inventory of all intrusive and alteration centers within the Cordero Porphyry Belt, and to provide better 3 dimensional controls on the shapes of the intrusives and alteration bodies, to improve drill targeting.

”Discovery of bulk tonnage, porphyry style mineralization well east of the Pozo de Plata Diatreme discovery adds a new upside dimension to the Cordero Porphyry Belt.  We need to expand our Phase 3 drilling program now being planned to include offset  grid drilling around hole C10-41.  This kind of drill success is just what we are seeking in our quest to prove up another Penasquito type deposit in Mexico” comments Ron Tremblay, President and CEO, Levon Resources, Ltd.   “With two drills running and two discovery areas of offset grid drilling, we have a backlog of targets for initial exploration drilling, including the mine scale Dos Mil Diez Diatreme Complex southwest of Pozo de Plata Diatreme.  adds Vic Chevillon, VP Exploration, Levon.

QA/QC Procedures and Reporting Parameters

HQ diameter core samples were collected in continuous two-metre lengths, from sawed core. Some core that appears barren has been split, not sawed. All of the samples mentioned in this release were transported to, prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada. Gold analyses were performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES. Summary assay intervals as reported above were selected based on a 30 g/T Ag equivalent cut-off with inclusion of up to no more than 10 metres of internal below cut-off values averaging not less than 15 g/T Ag equivalent.

The project is under the direct supervision of Vic Chevillon, MA, CPG, Levon’s Vice-President of exploration. The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and duplicates. AMEC Americas Ltd. has designed the QAQC protocol from a study and review of information provided by the company to AMEC. Vic Chevillon who is a qualified person within the context of National Instrument 43-101, has read and takes responsibility for this news release.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Las Mesas gold-silver-lead-zinc project, Durango, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

You can view the Next News Releases item: Thu May 27, 2010, LEVON ARRANGES $5.1 MILLION FINANCING

You can view the Previous News Releases item: Wed Apr 7, 2010, LEVON’S PHASE 2 DRILLING AT CORDERO PROJECT, MEXICO RETURNS 260 METRES GRADING 45.8 G/T SILVER, 0.34 G/T GOLD, 0.44% ZINC AND 0.61 % LEAD